NEWS RELEASE

April 13, 2006

CANETIC RESOURCES TRUST ANNOUNCES MONTHLY DISTRIBUTION AND ANNOUNCES ANNUAL MEETING AND FIRST QUARTER 2006 RELEASE DATE

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE)– Canetic Resources Trust is pleased to announce that a cash distribution of C$0.23 per trust unit will be paid on May 15, 2006 to unitholders of record on April 28, 2006. The trust units of Canetic will commence trading on an ex-distribution basis on April 26, 2006. Using a Canadian to U.S. dollar exchange rate of $0.87, the distribution amount is approximately U.S.$0.20 per Trust Unit. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based upon the U.S./Canadian exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.  Registered shareholders are paid directly by Canetic’s transfer agent, Computershare, and the distribution will be based on the U.S./Canadian exchange rate as of the date of record, net of applicable withholding taxes.

Canetic, together with its predecessor, Acclaim Energy Trust, established an objective of providing consistent cash distributions and has provided unitholders with stable and increasing distributions for more than four years.

Canetic will issue its First Quarter 2006 results on May 9, 2006 following the close of markets and will hold its annual general meeting at 3 p.m. the same day.

The annual meeting will be held in the Main Ballroom at the Metropolitan Centre at 333 – 4th Avenue SW, in Calgary. Unitholders are encouraged to attend.

Canetic Resources Trust trades on the TSX and the NYSE and was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust. Canetic is one of the largest producers in the oil and gas trust sector, with a production mix of 60 percent oil liquids and 40 percent natural gas .The Trust has long life high quality assets in western Canada with approximately a 9 year reserve life index on a proved and probable basis. For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or by toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations, reserve and production estimates, drilling inventory, and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in  reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Canetic's website (www.canetictrust.com).  Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none Canetic undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent  (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

Our reserve life is calculated using proved plus probable reserves at year-end divided by Canetic’s 2006 production guidance.